SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2018
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

FOX

EARNINGS RELEASE

1Q2018

TIMP3 NOVO MERCADO BM&FBOVESPA

TIM

4G

2018 FIRST QUARTER RESULTS

HIGHLIGHTS

Solid Postpaid and Ultra-Broadband Base Growth

•

The postpaid customer base grew 20.5% YoY, representing 31.9% of the total base;

•

TIM Live's customer base totaled 411 k, growth of 27.4% YoY;

•

Mobile ARPU grew 13.8% YoY, reaching R$ 21.6;

•

Live ARPU increased 12.5%, reaching R$ 70.8.

Network Evolution Leveraging Customer Experience

•

Best LTE coverage, 1.8GHz refarming acceleration and use of 700MHz;

•

Leadership in 4G coverage, 3,110 cities, with 975 cities at 700MHz;

•

VoLTE technology available in 1,445 cities, improving customer’s experience;

•

Best Experience1 of Mobile Network in Brazil certified by Tutela Technologies.

Consistent Expansion of Revenues and Operating Profitability

•

Net Service Revenues accelerated to +6.4% YoY, fifth consecutive quarter of growth;

•

Solid Net Revenues performance in Mobile (+6.0% YoY) and Fixed (+14.7% YoY) segments;

•

Client Generated Net Rev. (mobile segment) grew 6.6% YoY, with approximately 75% coming from bundle revenues;

•

Normalized2 Costs and Expenses fell 0.7% YoY;

•

Normalized2 EBITDA maintained strong double digit growth, +16.4% YoY;

•

Normalized2 EBITDA Margin reached 35.5%, sustaining its expansion pace;

•

Net Income grew 89.1% YoY.

Conference Call in English:	Conference Call in Portuguese:
May 9, 2018, at: 9:30 a.m. Brasília Time 8:30 a.m. USA (NY) Tel.: +55 11 3193-1001 or +55 11 2820-4001 (Brazil) +1 646 828 8246 (USA) +1 800 492 3904 (other countries) Code: TIM	May 9, 2018, at: 9:30 a.m. Brasília Time 8:30 a.m. USA (NY) Simultaneous translation from English to Portuguese available via webcast only.

FINANCIAL PERFORMANCE (Pro-forma, excluding effects of the adoption of IFRS 15)

OPERATING REVENUES

In 1Q18, Net Revenues totaled R$ 4,139 million, an increase of 4.8% when compared to the first quarter of 2017.  This was the fifth consecutive quarter with expansion in this line, that has been positively impacted by Net Service Revenues, which grew 6.4% YoY and has been accelerating its expansion for the last 5 quarters.

Both segments, Mobile and Fixed, are contributing to this performance, with Mobile Net Service Revenues up 6.0% YoY and Fixed Service presenting an increase of 14.7% YoY. The two combined totaled R$ 3,983 million in the quarter.

Mobile Segment Details:

The Mobile Net Service Revenues (MSR) reached R$ 3,778 million, maintaining a solid level of growth, (+6.0%), when compared to the previous year, despite further interconnection rate (MTR) decrease. This was only possible thanks to the solid performance of Client Generated Revenues (CGR).

CGR, which is composed of Local Voice, Long Distance and Data & Content Revenues, rose 6.6% YoY. Revenues generated by recurring bundle offers grew 40.2% YoY, and now represents approximately 75% of the CGR, versus 56% in 1Q17.

Interconnection Revenues continued to fall, and in 1Q18 decreased 13.2% YoY. Such decline, however, is reducing its intensity for the last 15 months as a consequence of adoption of unlimited off-net offers by all mobile operators. As a result, the increase in incoming traffic began to partially offset the effects of MTR cuts and incidence of MTR in Net Services Revenues reached 4.0% in the quarter.

Other Mobile Net Revenues grew by 23.5% YoY reflecting the dynamics of network sharing and network swap contracts, which represents more than 50% of the revenues in this line and has its corresponding costs in Network and Interconnection’s line.

In 1Q18, ARPU (Average Revenue per User) grew by 13.8% YoY and reached R$ 21.6, mainly due to postpaid growth (greater weight in customer’s base mix). Prepaid ARPU totaled R$ 11.4, 1.6% higher than in 1Q17, while postpaid ARPU reached R$ 40.0, +3.4% YoY.

Handset Net Revenues was down 24.7% versus 1Q17, despite the 6.8% YoY increase in the number of handsets sold, which posted solid growth in the last month of the quarter. At the end of March 2018, the penetration of smartphones on the base reached 82.1% (vs. 80.9% in 4Q17). The negative revenue performance was the result of a 17.6% YoY decrease in the average selling price, due to the entry of lower-priced products into the portfolio.

Fixed Segment Details:

Fixed Net Service Revenues totaled R$ 205 million this quarter, an increase of 14.7% versus 1Q17. The result reflects the expansion of TIM Live, which grew 43.4% YoY in 1Q18. This quarter, 42% of the Fixed Service Net Revenues came from TIM Live versus 33% in 1Q17. Other fixed segment services also showed improvements with a slight growth of 0.4% YoY (vs. -14.1% in 1Q17).

TIM Live's ARPU (Average Revenue Per User) totaled R$ 70.8, 12.5% higher than in 1Q17. This solid performance was driven by the penetration of higher value offerings with higher speeds and additional content and services.

COSTS AND OPERATING EXPENSES

In 1Q18, Normalized Operational Costs and Expenses decreased 0.7% YoY, remaining under strict control even with the growth of postpaid base and the continued network expansion.  Excluding Cost of Goods Sold, Normalized Opex was practically stable (+0.1% YoY) compared to 1Q17. This quarter, Opex is being normalized only by a residual effect of towers sale, booked in Other Expenses.

Normalized Costs and Expenses Performance Breakdown:

Normalized Personnel grew 7.7% YoY in 1Q18. This line was impacted by organic elements, such as inflation on wages and benefits and by the 2017 performance bonuses policy. In addition, there were some non-organic impacts related to health insurance and the recomposition of old pension plans.

Selling and Marketing Expenses decreased 3.6% YoY in the quarter, mainly due to efficiencies from digitalization of processes, reduction of FISTEL expenses and prepaid recharge fees. Such effects more than compensated growth in commissioning expenses from postpaid sales and other costs related to client base management (billing, collection and customer service).

The Network and Interconnection (ITX) group retreated 3.8% YoY in 1Q18, mainly influenced by the decrease in interconnection costs (MTR cuts), lower pressure from content providers and structurally inferior costs for leased lines – tariff reductions under Anatel Resolution 639 and fewer lines following the Zero Leased Lines project (currently around 5% of the circuits used by TIM are leased) – which more than compensated network sharing costs.

General and Administrative Expenses (G&A) increased 4.6% YoY in the quarter, mainly due to the increase in inflation during the period (IPCA +2.68%).

Cost of Goods Sold (COGS) declined 10.8% YoY in 1Q18, following handset revenue dynamics, with the decrease in the average sales price of 17.6% YoY more than compensating the increase in sales volume in the period of 6.8% YoY. TIM's handset sales mix continues to migrate towards higher-value devices, with sales volume concentrating on postpaid with loyalty and control. Notwithstanding the change in the mix, average sales price is continuing to fall as a result of vendors’ pricing strategies, which started to deliver higher quality handsets at more affordable prices.

Provisions for Doubtful Accounts (Bad Debt) rose 78.2% YoY in 1Q18, explained by temporary effects (i) wholesale bad debt positive impact, in 1Q17, due to settlement with other operators, (ii) delay on invoice issuance and delivery (postal strike) and by a continued expansion of our postpaid base (+20.5% YoY) and revenues. Despite this growth, Bad Debt as a percentage of Gross Revenue remained below 2%, ending the quarter at 1.98%. If temporary effects were excluded, Bad Debt would have grown 46.2% YoY in 1Q18.

Other Normalized Operating Expenses rose slightly in 1Q18, by 0.4% YoY. The main factor behind the line’s increase was contingency expenses, which were partially offset by the reduction of FUST/FUNTEL contributions. The share of this line over total normalized OPEX stood at 4.1%, in line with 4.0% of the previous year.

Subscriber Acquisition Costs (SAC = subsidy + advertising expenses + commissioning) reached R$ 47.6 per gross addition in 1Q18, an increase of 38.9% YoY, due to increased commissioning expenses (higher postpaid mix in gross additions) and more loyalty offers (discounted handset offers).

2.2

Payback
(Months)

Despite the increase in SAC, the SAC/ARPU ratio (indicating the payback per client) remained at a healthy level of 2.2 months.

FROM EBITDA TO NET PROFIT

EBITDA

In 1Q18, Normalized EBITDA totaled R$ 1,470 million, up by 16.4% YoY. This growth was driven by: (i) increase in Mobile Services Revenues (+R$ 213 million), (ii) increase in Fixed Services Revenues (+R$ 26 million), and (iii) reduction of total costs (+R$ 19 million).

Normalized EBITDA Margin of 35.5% was a first-quarter record. The increase of 3.6 p.p. compared to 1Q17 was influenced by the change in revenues mix.

The growth of incoming and outgoing off-net traffic at different speeds has been shifting the dynamics of the balance between revenues and costs related to MTR (revenues decline faster than costs). As of 4Q17, this balance became slightly negative and in 1Q18 this dynamic did not change. As a result, EBITDA exposure to MTR stood at -0.9%.

DEPRECIATION AND AMORTIZATION (D&A) / EBIT

D&A declined 4.6% YoY, with depreciation reducing 3.9% YoY and amortization down by 5.5% YoY. Such reduction in D&A was mainly due the recognition of a PIS/COFINS credit on asset acquisitions. EBIT almost doubled when compared to 1Q17, reaching R$ 527 million, mainly benefited by higher EBITDA.

NET FINANCIAL RESULT

Net Financial Result, in 1Q18, was negative in R$ 170 million, R$ 67 million worse when compared to 1Q17. The result was mainly impacted by the recognition of the monetary adjustment of civil and tax contingencies, referring to old processes that were changed from probable to possible in the quarter, partially offset by better treasury result.

INCOME TAX AND SOCIAL CONTRIBUTION

In 1Q18, Income Tax and Social Contribution totaled R$ 107 million, 177% higher than in 1Q17. The main reason for such increase in the amount of taxes and contributions was the growth of EBIT, boosting the calculation base. The effective tax rate reached 29.9%, versus 22.6% in 1Q17. It’s important to highlight this rate was impacted by the one-off reduction of the SUDAM/SUDENE tax incentive benefit.

NET INCOME

Net Income in 1Q18 increased 89.1% YoY and totaled R$ 250 million. Earnings per Share (EPS) reached R$ 0.10 versus R$ 0.05 in 1Q17.

CAPEX

Capex in 1Q18 totaled R$ 646 million, down 3.5% when compared to 1Q17. Investments continue to be allocated to infrastructure (around 87%), mainly to transportation network projects, 4G and IT development. Following investment cycle, the Company expects to accelerate Capex during the year, as the implementation of projects approved in the first quarter begins.

DEBT AND CASH

Gross Debt totaled R$ 5,672 million in 1Q18, down 32.7% YoY, including (i) the recognition of leasing in the amount of R$ 1,697 million (related tower sales, LT Amazonas project and other financial leasing operations); and (ii) the hedge position in the amount of R$ 44 million (reducing the gross debt).

TIM's debt is concentrated in long-term contracts (76% of the total), consisting mainly of BNDES financing. Approximately 9% of total debt is denominated in foreign currency (USD) and is fully hedged in local currency. The average cost of debt excluding leasing was 8.6% p.y., a reduction when compared to the 12.0% p.y. cost in 1Q17. In line with an efficient management of debt and cash, in 1Q18, the Company settled partially and in advance its highest-cost debt, totaling R$ 500 million.

At the end of 1Q18, Cash and Securities position totaled R$ 2,853 million, a reduction of R$ 1,208 million compared to the R$ 4,061 million registered in 1Q17. It is important to note that the Fistel payment related to the base at the end of 2017 occurred in 2Q18.

The main movements that affected cash and securities in 1Q18 are presented below:

The average financial yield fell to 6.7% p.y., in 1Q18, compared to 12.8% p.y. in 1Q17, following the Selic rate reduction.

The Net Debt/EBITDA ratio was 0.46x in the quarter, a reduction when compared to 0.82x in 1Q17. Net Debt totaled R$ 2,819 million at the end of 1Q18, a decrease of                   R$ 1,554 million versus 1Q17, when net debt totaled R$ 4,372 million.

FREE CASH FLOW

In the quarter, Operating Free Cash Flow (OFCF) excluding the 700Mhz license registered growth of R$ 802 million compared to 1Q17. This performance is explained by EBITDA growth and slightly lower CAPEX, in addition to a positive working capital position of      R$ 572 million, mainly due to rescheduling of Fistel payment for 2Q18.

OPERATIONAL AND MARKETING PERFORMANCE

MOBILE SEGMENT:

TIM ended 1Q18 with 57.9 million active lines, with negative net adds totaling 740 thousand lines. Despite positive results in postpaid, prepaid lines disconnections negatively impacted total net adds.

In postpaid, customer base reached 18.5 million, an increase of 3.1 million lines over the same quarter of 2017, representing a growth of 20.5% YoY. With the increase in postpaid lines, the relevance of this segment continues to grow and this quarter it reached 31.9% of our total base, versus 24.8% in 1Q17. The main factors to support this expansion were:            i) migration from prepaid to postpaid customers (mainly control plans), ii) number portability and iii) churn stability.

Prepaid base totaled 39.4 million customers. Disconnections continued and led the net adds to total -1.4 million in 1Q18, but showed a 29,3% improvement over 1Q17. The migration from prepaid to postpaid as well as our strict base clean-up policy explain high number of disconnections.

Detailing the customer base by technology:

•

The number of 4G users sustained its fast-paced growth and reached              29.5 million. Compared to the same period last year, there was a 50% increase in the number of LTE users. This movement was mainly due to the migration from 3G to 4G users, seeking a better telecom service experience.

•

In 3G, the client base continued to decline and ended 1Q18 at 17.0 million users. The 37% YoY reduction is in line with the migration to updated smartphones featuring 4G technology and the focus on higher-value customers.

Smartphones reached a total penetration of 82.1% of our customer base in March 2018, an increase of 8.5 p.p. compared to March 2017. This growth corroborates with the Company's strategy of equipping its clients with 4G devices to stimulate the penetration of data services.

FIXED SEGMENT:

TIM Live continues its growth history as seen in recent quarters, with customer base reaching 411 thousand users in 1Q18, an increase of 27.4% YoY.

In April 2018, TIM launched its new residential portfolio with the inclusion of more services and a slightly higher price. The new offer features a minimum speed of 100 Mbps up to           2 Gbps, including unlimited fixed VoIP calls and additional services such as TIM Banca, TIM Ensina, TIM Protect and TIM Power Wi-Fi (which expands residential Wi-Fi router coverage). In addition, the packages include partnerships with Cartoon Network, Esporte Interativo, Look and Fox Networks Group.

The TIM Casa Internet product, that uses WTTX technology to offer residential broadband through the mobile network, expanded its operational area in 51 cities in the first quarter, totaling 67 cities of which 20 capitals. The offerings consist of download speeds from 2 Mbps up to 4 Mbps with     50 GB and 80 GB monthly usage cap, respectively. In addition, the equipment comes at no additional cost and TIM Protect services are included.

QUALITY AND NETWORK

QUALITY AND CUSTOMER EXPERIENCE

TIM's commitment to quality of services and the improvement of customer’s experience is reflected in the result of Anatel's Perceived Quality and Satisfaction Survey for 2017. The Company presented evolution in all mobile indicators, being the operator with the highest improvement in postpaid general satisfaction and above market average. On the prepaid, TIM continue to show progress in general satisfaction, remaining in line with market perception, and also improving in all metrics. In addition, TIM has the highest general satisfaction score in postpaid in 8 states and 4 in prepaid.

In the fixed segment, TIM maintained its outstanding position and leadership in broadband general satisfaction, with solid results above market average. Concerning telephone services, the Company continues to improve its performance, ranking second place in general satisfaction and staying above market average. In geographic terms, TIM led overall satisfaction indicator in the 2 states it offers broadband service.

In addition to Anatel's official KPIs, the SpeedTest figures (as measured by Ookla3) continue to show a sequential evolution in network quality indicators, especially in mobile data. The evolution of throughput (downlink and uplink) and latency indicators corroborate the Company's efforts to offer better data usage experience, especially in an increasing postpaid base scenario. The LTE technology performance differential in data usage and the wide coverage and availability of TIM’s 4G network are supported by the largest number of measurements on the SpeedTest platform in the Brazilian market.

The results exhibited above from Anatel and Ookla are confirmed by TUTELA Technologies4 through a study conducted in March 2018, which points out that TIM's clients are the most active users of the 4G technology (65.3% usage vs. the 2nd place with 54.3%) and TIM is the leader in overall mobile network experience (3G and 4G). Also regarding network quality, OpenSignal January report5 once again confirmed that the Company not only has the most available 4G network nationally (TIM users spent 71.9% of the time on LTE technology vs. the industry average of 59.3%), but is also leader in important regions, for example, São Paulo (SP), Rio de Janeiro (RJ) and Belo Horizonte (MG).

TIM’s digitalization initiatives continue to evolve, aiming to achieve not only financial efficiencies, but also gains in processes that result in a better customer experience. A comprehensive digital transformation depends on acting upon real customers’ needs and processes redesign, in order to impact the entire customers’ life cycle.

The results of these initiatives have been very significant and, at the end of 1Q18, the number of digital interactions; that is, users seeking service through "My TIM" app and website, grew more than 40% versus 1Q17, while digital caring penetration increased 6 p.p. in the period. In addition, digital sales in postpaid, pure + control, rose close to 20% YoY in 1Q18.

NETWORK DEVELOPMENT

Infrastructure continues to be a strategic pillar in TIM's business plan, directly aligned with offers evolution and the commitment to provide a better experience for all users. Providing a comprehensive portfolio and a high level of quality is essential for attracting and maintaining a valued client base.

In this process, the use of analytical tools has led to a more efficient allocation of resources and in 1Q18 TIM committed 87% of Capex to infrastructure (Network + IT). Among the projects under execution on the network scope, stand out the expansion of the fiber optic network (backbone, backhaul and FTTH), site densification, frequency refarming and the aggregation of carriers in two or three frequencies, depending on the location.

TIM maintained 4G coverage leadership at the end of 1Q18, reaching 3,110 cities, or 92% of the country's urban population, an increase of approximately 135% when compared to 1Q17. This expansion is a result of our strong commitment to the quality of network infrastructure, supported by the growth in network elements, which grew 67% YoY, aiming to satisfy the growing demand for data traffic.

Another highlight in 1Q18 was the completion of 4G coverage in 100% of the cities of São Paulo state, the first operator to accomplish this, as well as having done so in Rio de Janeiro. At the beginning of the 2nd semester, after the approval of EAD/Anatel, the Company will also provide LTE coverage in São Paulo through the 700MHz frequency, further improving indoor quality.

The use of 700MHz frequency in LTE network continues to evolve, providing a significant improvement in customer’s experience both in terms of performance, with higher download and upload speeds and lower latency, as well as greater indoor coverage and penetration. TIM ended 1Q18 with 700MHz frequency activated in 975 cities of which 20 are state capitals.

Still on 4G network, the Company offers VoLTE (voice over LTE network), a technology that allows connections through an IP network, assuring efficiency, stability, lower battery consumption and shorter connection establishment time. At the end of 1Q18, TIM had VoLTE available in 1,445 cities, of which 22 were capitals.

Infrastructure development is also in line with the Company's corporate social responsibility values. TIM continues to implement its Biosites project, a solution for mobile access network (antennas/towers) densification with a very low visual impact. In addition to contributing to harmonization with the environment and urban infrastructure – multi-functionality capable of aggregating beyond the transmission of telecommunications, lighting and security cameras – these structures are cheaper and faster to implement. In 1Q18, TIM reached a total of 544 active Biosites.

The mobile network evolution allows the expansion of residential wireless broadband offers using LTE technology for fixed wireless broadband (Wireless-To-The-X), without quality loss on the mobile service. At the end of 1Q18, WTTx was available in 67 cities throughout all regions of the country, of which 20 were capitals. It represents a quality option to serve regions with unserved broadband demand due to the lack of service offers and a fixed network infrastructure that is still under development.

The fixed infrastructure continues to expand, at the end of 1Q18, the Company posted a 12% YoY increase in terms of optical fiber mileage, reaching approximately 85.3 thousand km, backbone and backhaul. TIM’s residential fixed broadband coverage continues to evolve, now, more focused in the FTTH (Fiber To The Home) technology. At the end of 1Q18, FTTH reached 203 thousand addressable households, leveraged on fiber already deployed in the FTTS project. Meanwhile, FTTC (Fiber To The Curb) network is being upgraded to support higher speeds and, in March, households served with this technology summed 3.3 million.

CORPORATE SOCIAL RESPONSIBILITY & GOVERNANCE

CORPORATE SOCIAL RESPONSIBILITY

The Company's social and environmental responsibility policies guide actions and initiatives and are based on the UN Global Compact's principles. This is a voluntary agreement that TIM has belonged to since 2008 to ensure compliance with the ten principles related to human rights, working conditions, the environment and the fight against corruption.

TIM has been present for 10 years on the B3's Business Sustainability Index (ISE), continuing as the telecommunications company that has been on the portfolio for the most consecutive years. The Company also publishes an inventory of its greenhouse gases (GHG) pursuant to the GHG Protocol methodology; to this end, its Climate Change Policy establishes guidelines for the management of such emissions.

TIM INSTITUTE

Founded in July 2013, the mission of TIM Institute (www.institutotim.org.br) is to develop resources and strategies for the democratization of science, technology and innovation. It does so through mathematics and science education projects for children and young people and the development of free technologies that contribute to the implementation of public policies.

The actions of the TIM Institute have already reached approximately 500 municipalities in all 26 states and the Federal District, benefiting more than 700,000 people, including 500,000 students and 16,000 teachers.

In 2017, the TIM Institute launched, together with Unicef (United Nations Children's Fund) and other partners, the Active School Search Platform (www.buscaativaescolar.org.br), which is focused on school exclusion issues. To date, more than 700 municipalities have joined the platform solution.

Also in the field of education, through the Brazil Circle of Mathematics project the TIM Institute recently published the results of a national survey, "The Mathematics of Children and Parents," which evidenced that the knowledge and involvement of parents in children's schooling are fundamental to their mathematical performance.

In 1Q18, new students were selected to receive the TIM-OBMEP Institute scholarships, offered to medal winners during the Brazilian Public School Mathematics Olympiad (OBMEP) who were entering public universities. Altogether, about 200 students received aid, the of the partnership between the TIM Institute and the National Pure and Applied Mathematics Institute (IMPA).

ENERGY

In line with the principles of its Environmental and Climate Change Management policies, TIM considers energy efficiency as one of its challenges. The expected increase in energy consumption due to the expansion of the network infrastructure is accompanied by energy efficiency actions. Some examples of these actions are: (i) Swap Project with the modernization of equipment; (ii) RAN Sharing agreements, a network infrastructure sharing model with other cell operators and, (iii) FreeCooling: equipment container ventilation system through the installation of refrigeration equipment on sites, which reduces energy use and refrigeration gases in air conditioning equipment.

Aware of the potential that Brazil offers in renewable sources, in addition to energy efficiency program, TIM has sought alternative sources of energy. In 2018, the Company continued self-generation of renewable energy through five Hydroelectric Generating Centers (CGHs) leased at the end of 2017 that meet the energy demand of more than 1,000 sites. In addition to this initiative, TIM also continues to generate solar energy, with about 40 photovoltaic panels in operation in different regions of Brazil. (302-4, GRI6 Standard)

GOVERNANCE

TIM reinforces its commitment to Best Corporate Governance practices and values transparency, accountability and fairness. The following are the 1Q18’s highlights regarding the activities carried out by the Company's Board of Directors, Advisory Committees and Fiscal Council:

Activities of the Board of Directors

o

Members: 10 members (3 independent);

o

Meetings: 3 meetings, average attendance of 93%;

o

Most important activities:

▪

Analysis of the Financial Statements and Management Report for the year ended December 31, 2017 and resolution on submission to the General Meeting;

▪

Analysis of the Management Proposal for allocation of income for the year ended December 31, 2017 and resolution on submission to the General Meeting;

▪

Analysis of the Compensation Proposal of the Company's Management and resolution on submission to the General Meeting;

▪

Analysis of the Proposal for Extension of the Cooperation and Support Contract and resolution on submission to the General Meeting;

▪

Analysis of the Proposal of the Company's Long-Term Bonus Plan and resolution on submission to the General Meeting;

▪

Resolution on the Convocation of the Company's General and Extraordinary Shareholders Meeting;

▪

Resolution on the composition of the Board of Directors and its Advisory Committees;

▪

Resolution on the composition of the Statutory Board of Executive Officers;

▪

Resolution on contracts with Related Parties;

▪

Resolution on hiring the Company's independent auditors.

Activities of the Fiscal Council

o

Members: 3 members (3 independent);

o

Meetings: 1 meeting; average attendance 100%;

o

Most important activities:

▪

Opinion on the Financial Statements and Management Report for the year ended December 31, 2017;

▪

Analysis of the Report of Independent Auditors, BDO RCS Auditores Independentes SS, for the year ended December 31, 2017;

▪

Opinion on Management's Proposal for allocation of income for the year ended December 31, 2017.

Activities of the Statutory Audit Committee

o

Members: 3 members (3 independent);

o

Meetings: 5 meetings; average attendance of 100%;

o

Most important activities:

▪

Follow-up of accounting updates of IFRS 9, 15 and 16;

▪

Opinion on the Financial Statements and Management Report for the year ended December 31, 2017;

▪

Analysis of the Report of Independent Auditors, BDO RCS Auditores Independentes SS, for the year ended December 31, 2017;

▪

Opinion on Management's Proposal for allocation of income for the year ended December 31, 2017.

▪

Opinion on service contracts with PriceWaterhouseCoopers;

▪

Opinion on contracts with Related Parties;

▪

Follow-up of activities related to the Complaints Channel;

▪

Monitoring of audit activities and compliance.

Activities of the Control and Risk Committee

o

Members: 5 members (2 independent);

o

Meetings: 3 meetings, average attendance of 82%;

o

Most important activities:

▪

Analysis of the Risk Appetite and Enterprise Risk Management Process;

▪

Follow-up of activities related to the Complaints Channel;

▪

Monitoring of the audit and compliance activities;

▪

Knowledge of Non-Financial Information Statement (Italian Legislative Decree 254/2016).

Activities of the Remuneration Committee

o

Members: 3 members;

o

Meetings: 1 meeting; average attendance of 67%;

o

Most important activity:

▪

Opinion on Management's Remuneration Proposal;

▪

Opinion on the Company's Long-Term Bonus Plan proposal.

STOCK EXCHANGE PERFORMANCE

The Company's shares, TIMP3, closed the 1Q18 at R$ 14.40, up by 42.6% YoY. In the same period, the Ibovespa, the main Brazilian index of the stock exchange - B3, rose 31.4%. The Company's ADRs, TSU, closed 1Q18 at US$ 21.67, an increase of 35.6% YoY. In terms of market cap, TIM closed the quarter at R$ 34.8 billion or US$ 10.5 billion.

SUBSEQUENT EVENTS

DISTRIBUTION AND PROJECTION OF INTEREST ON EQUITY

The Company's Board of Directors approved today, May 8th, 2018, the distribution of R$ 230 million as Interest on Equity ("IOE"), based on the results of the fiscal year ended on March 31, 2018.

Additionally, the Management informs that the approved payment is part of a projection to distribute an amount between R$ 800 and R$ 900 million, approximately, as IOE for the fiscal year ending on December 31, 2018, being allocated to the mandatory minimum dividend for the year and ad referendum of the General Shareholders Meeting of 2019.

The Management emphasizes that the distribution projection is based on reasonable assumptions, contained in its 2018-2020 Strategic Plan, presented to the market on March 06th, 2018, and that involve risks and uncertainties. The Company doesn’t have control over totality of the premises that guide the definition of the distribution projection, and the actual results may differ from presented expectation.

Additional information regarding the approval of IOE and the Management’s distribution projection may be found in the Material Fact and Notice to Shareholders published to the market on the date.

LICENSE AGREEMET OF THE “TIM” BRAND

On May 08, 2018, the Company's Board of Directors approved the execution of a license agreement of the "TIM" brand ("Agreement"), held by its indirect controller, Telecom Italia S.p.A. ("Telecom Italia"), with the Company and its subsidiaries, by means of the payment of royalties, for the year 2018, in a percentage of 0.5%, over Total Net Revenues.

The Agreement will be valid until the end of 2020, and the percentage of royalties may be adjusted up to 0.7% as of January 1, 2019, upon new approval by the Company's Board of Directors in due time.

Further details on the Agreement will be released to the market in general in the form and in the deadline established in item XXXIII of article 30 of CVM Instruction n. 480/2009

DISCLAIMER

The financial and operating consolidated information disclosed in this document, except where otherwise indicated, is presented according to IFRS (International Financial Reporting Standards) excluding IFRS 15 effects and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law (Lei 6.404/76). All comparisons refer to the first quarter of 2017 (1Q17) and the fourth quarter of 2017 (4Q17), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates,” "believes,” "estimates,” "expects,” "forecasts,” "plans,” "predicts,” "projects,” "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

INVESTOR RELATIONS CONTACT

Telephones: (+55 21) 4109-3360 / 4112-6048

E-mail: ri@timbrasil.com.br

Investor Relations Website: www.tim.com.br/ri

For more information about TIM please click on this link.

TIM IR App:

ATTACHMENTS

Attachment 1: Pro-Forma Balance Sheet

Attachment 2: Balance Sheet

Attachment 3: Pro-Forma Income Statements

Attachment 4: Income Statement

Attachment 5: Pro-Forma Cash Flow Statement

Attachment 6: Operating Indicators

The Complete Financial Statements, including Explanatory Notes, are available at the Company’s Investor Relations Website.

Attachment 1

TIM PARTICIPAÇÕES S.A.

Balance Sheet Pro-Forma

DESCRIPTION	1Q18	1Q17	% YoY	4Q17	% QoQ
R$ million					
ASSETS	**32,240**	**33,370**	**-3.4%**	**32,600**	**-1.1%**
CURRENT ASSETS	**7,603**	**9,059**	**-16.1%**	**7,607**	**-0.1%**
Cash and cash equivalents	1,959	4,056	-51.7%	2,961	-33.9%
Short-term investments	895	5	18553.3%	766	16.8%
Accounts receivable	2,692	2,914	-7.6%	2,541	5.9%
Inventories	150	144	4.4%	124	21.4%
Indirect recoverable taxes	437	662	-33.9%	386	13.3%
Direct recoverable taxes	284	148	91.8%	323	-12.1%
Prepaid expenses	778	716	8.7%	168	362.1%
Derivative contracts	45	80	-44.0%	54	-16.7%
Leasing	21	3	578.6%	20	4.1%
Other assets	343	304	12.7%	265	29.1%
NONCURRENT	**24,637**	**24,311**	**1.3%**	**24,993**	**-1.4%**
Noncurrent assets	**2,858**	**2,837**	**0.7%**	**2,842**	**0.6%**
Long-term investments	3	-	0.0%	3	-2.2%
Accounts receivable	115	23	402.4%	26	339.8%
Indirect recoverable taxes	891	869	2.5%	950	-6.2%
Direct recoverable taxes	211	202	4.8%	210	0.9%
Deferred income and social contribution taxes	-	23	-100.0%	-	0.0%
Judicial deposits	1,357	1,335	1.7%	1,367	-0.7%
Prepaid expenses	38	53	-27.8%	39	-3.8%
Derivative contracts	27	118	-77.0%	27	1.0%
Leasing	186	203	-8.6%	186	0.0%
Other assets	30	13	134.6%	35	-15.4%
Permanent Assets	**21,779**	**21,474**	**1.4%**	**22,151**	**-1.7%**
Property, plant and equipment	10,703	10,428	2.6%	10,838	-1.3%
Intangibles	11,077	11,046	0.3%	11,313	-2.1%
LIABILITIES	**32,240**	**33,370**	**-3.4%**	**32,600**	**-1.1%**
CURRENT LIABILITIES	**7,151**	**6,524**	**9.6%**	**7,224**	**-1.0%**
Loans and financing	1,184	1,388	-14.7%	1,352	-12.5%
Derivative contracts	11	31	-62.6%	14	-18.7%
Leasing	185	108	70.7%	177	4.5%
Suppliers	4,219	3,172	33.0%	3,987	5.8%
Salaries and related charges	312	246	26.9%	262	18.9%
Indirect taxes, charges and contributions	367	462	-20.6%	305	20.1%
Direct taxes, charges and contributions	196	134	46.1%	261	-24.7%
Dividends payable	144	206	-30.3%	144	0.0%
Authorizations payable	93	179	-48.3%	233	-60.3%
Deferred revenues	433	586	-26.2%	480	-9.9%
Other liabilities	8	12	-35.9%	9	-17.6%
NON CURRENT LIABILITIES	**6,684**	**9,522**	**-29.8%**	**7,225**	**-7.5%**
Loans and financing	2,733	5,402	-49.4%	3,339	-18.2%
Derivative contracts	17	47	-64.3%	18	-8.4%
Leasing	1,718	1,707	0.6%	1,710	0.5%
Authorizations to pay	276	378	-27.0%	274	0.8%
Indirect taxes, charges and contributions	3	0	1563.1%	3	2.5%
Direct taxes, charges and contributions	208	262	-20.8%	207	0.3%
Deferred income and social contribution taxes	107	105	2.0%	99	8.2%
Provision for contingencies	601	532	13.1%	528	13.8%
Pension plan	4	2	122.3%	3	33.8%
Asset retirement obligations	19	18	6.5%	23	-15.5%
Deferred revenues	969	1,038	-6.7%	991	-2.3%
Other liabilities	31	31	-0.1%	31	0.0%
SHAREHOLDERS' EQUITY	**18,405**	**17,324**	**6.2%**	**18,151**	**1.4%**
Capital	9,866	9,866	0.0%	9,866	0.0%
Capital reserves	1,687	1,566	7.8%	1,688	0.0%
Income reserves	6,613	5,763	14.8%	6,614	0.0%
Accumulated losses	-	-	0.0%	-	0.0%
Treasury stocks	(12)	(3)	281.5%	(16)	-28.9%
Net Income for the period	250	132	89.1%	-	0.0%

Attachment 2

TIM PARTICIPAÇÕES S.A.

Balance Sheet

Attachment 3

TIM PARTICIPAÇÕES S.A.

Income Statement Pro-Forma

Attachment 4

TIM PARTICIPAÇÕES S.A.

Income Statement

Attachment 5

TIM PARTICIPAÇÕES S.A.

Cash Flow Statement Pro-Forma

Attachment 6

TIM PARTICIPAÇÕES S.A.

Operating Indicators

Footnotes

1 Study developed by TUTELA Technologies testing 5 attributes for 3G and 4G network; March, 2018.

2 Normalized by tower sales and temporary costs in HR and G&A.

3 Generated from TIM analysis over the results of Ookla SpeedTest.

4 Study (Regional Network Performance Report) developed by TUTELA Technologies testing 5 network metrics for 3G and 4G largest telecom operators in Brazil.

5 Study (State of Mobile Networks: Brazil) by Open Signal, testing 3 metrics for 3G and 4G of telecom operators in Brazil

6GRI: Global Reporting Initiative, international reporting standard through performance indicators, from which TIM builds its Sustainability Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 8, 2018	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.